THE LION ELECTRIC COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

THE LION ELECTRIC COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the three months ended March 31, 2022. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, as well as the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2021, 2020 and 2019. Some of the information contained in this MD&A contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements”, in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2021, 2020 and 2019, and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. This MD&A reflects information available to the Company as of May 3, 2022, the date of this MD&A.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting.
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
All shares, stock options, warrants and per share information presented in the unaudited condensed interim consolidated financial statements and this MD&A have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company's business combination and plan of reorganization (the “Business Combination”) with Northern Genesis Acquisition Corp. (“NGA”) on May 6, 2021.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s unaudited condensed interim consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
3.0Caution Regarding Forward-Looking Statements
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the

Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as consequences of the global COVID-19 pandemic and the emergence of COVID-19 variants, as well as varying vaccination rates amongst different countries;
•any adverse effects of the Russia-Ukraine war, which is increasingly affecting economic and global financial markets and exacerbating ongoing economic challenges, including issues such as rising inflation and global supply-chain disruption;
•any inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs;
•any inability to ramp-up the production of Lion's products and meet project construction and other project timelines;
•any inability to reduce total cost of ownership of electric vehicles sold by Lion over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•any inability to execute the Company's growth strategy;
•any unfavorable fluctuations and volatility in the price and availability of raw materials included in key components used to manufacture Lion’s products;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•labor shortages which may in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation;
•any inability by Lion to meet user expectations related to, or other difficulties in providing, charging solutions to its customers;
•any inability to maintain the Company's competitive position;
•any inability to reduce its costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;

•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions; and
•the outcome of any legal proceedings that may be instituted against the Company from time to time.
These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company's MD&A for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
This MD&A also makes reference to the Company’s "order book" with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation, and is neither disclosed in nor derived from the financial statements of the Company. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. In addition, the conversion of the Company’s order book into actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. The conversion of the Company’s order book into actual deliveries and sales may also be impacted by changes in government subsidies and economic incentives. For example, the conditional purchase order from Student Transportation of Canada ("STC"), a subsidiary of Student Transportation of America ("STA"), announced in October 2021 for 1,000 all-electric LionC school buses, which would represent the Company’s largest single purchase order to date, is dependent upon the satisfactory grant of non-repayable contributions to STC under Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), in respect of which the formal application filed by STC constitutes the first application made by a customer of Lion under the ZETF program. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements” and section 10.0 of this MD&A entitled “Order Book."
Because of these limitations, Adjusted EBITDA and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion’s business.
5.0Company Overview
Lion is a corporation existing under the Business Corporations Act (Quebec). Lion believes it is a North American leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 10 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. Lion’s vehicles and technology benefit from over 10 million miles driven by more than 600 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022: the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, battery systems, services and solutions.
Lion’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center. During fiscal 2021, the Company announced the construction of a U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility") and the construction of a battery manufacturing plant and innovation center located at the YMX International Aerocity of Mirabel, Quebec (the "Lion Campus").
Lion’s EVs are tailored to satisfy the needs of its customers and are designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.
Like others in the EV space, Lion has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing, purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with Lion's EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at Lion’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion has Experience Centers strategically located in key markets in the United States and Canada. Lion currently has twelve Experience Centers strategically located in key markets.
The Company currently has approximately 1,100 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.
6.0Research and Development
Lion’s team of over 300 engineers and other R&D professionals conducts research and development from its two R&D centers in Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems.
Lion expects R&D expense to increase in the foreseeable future to continue expanding on and improving its product offering.
7.0Financial Highlights
For the three months ended March 31, 2022, the Company's financial performance was the following when compared to the three months ended March 31, 2021:
•Delivery of 84 vehicles, an increase of 60 vehicles, as compared to the 24 delivered in the same period last year.

•Revenue of $22.6 million, up $16.4 million, as compared to $6.2 million in Q1 2021.
•Gross loss of $0.9 million, as compared to a gross loss of $1.8 million in Q1 2021.
•Net earnings of $2.1 million, as compared to a net loss of $16.1 million in Q1 2021. Net earnings for Q1 2022 include a $21.5 million gain related to non-cash decrease in the fair value of share warrant obligations and a $3.8 million charge related to non-cash share-based compensation, compared to a $5.2 million charge related to non-cash share-based compensation in Q1 2021.
•Adjusted EBITDA1 of negative $11.3 million, as compared to negative $5.9 million in Q1 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $34.9 million, up $33.8 million, as compared to $1.1 million in Q1 2021.
•Acquisition of intangible assets, which mainly consist of R&D activities, amounted to $15.0 million, up $8.5 million, as compared to $6.5 million in Q1 2021.
•As of March 31, 2022, Lion had $155.5 million in cash, and access to a committed revolving credit facility in the maximum principal amount of $200 million, as well as available support from the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately C$50 million each) in connection with the Lion Campus.
8.0Operational Highlights
U.S. Manufacturing Facility
Vehicle production is expected to begin in the second half of 2022 at the Company's new leased 900,000 sq-ft U.S. manufacturing facility in Joliet, Illinois. The Joliet Facility will be Lion’s biggest footprint in the U.S., and should enable the Company to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles. Management estimates that the Joliet Facility will represent a total investment by Lion of approximately $150 million, including approximately $115 million expected to be disbursed in 2022. In addition, the Company’s contractual lease obligations related to the facility represent approximately $72 million over a 15-year period. Colliers International was retained as construction project manager and Merkur as advisors to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. As of March 31, 2022, expenditures incurred by the Company towards the project total approximately $27 million, mostly related to tenant improvements, and excluding building related investments made by the landlord. In addition, approximately $37 million is currently engaged towards tenant improvement work and the purchase and installation of critical production and other equipment over the coming quarters.
During the quarter the Company received and installed the overhead cranes at the facility and started to receive equipment for the bus production line. In parallel, the Company is in the process of finalizing the production process plan. The Company is progressing on hires, which are currently focused on plant-level management.
Construction of Lion Campus
Construction of the Lion Campus, which will be located adjacent to Montreal-Mirabel International Airport on a 1.6 million sq-ft property leased from Aeroports de Montreal, is continuing as planned. Management estimates that the Lion Campus will represent a total investment by Lion of approximately $180 million (in capital expenditures and research & development costs), including approximately $100 million expected to be disbursed in 2022. In connection with the Lion Campus, the Company has engaged an advisor to assist in evaluating the opportunity to enter into a sale and leaseback of the battery plant building, the potential proceeds of which has not been taken into account in the figures presented in this MD&A. The construction of the battery manufacturing facility is expected to be completed in 2022 and the construction of the innovation center is expected to be completed in 2023. Lion expects to benefit from financing by the Canadian federal and Quebec governments of up to approximately C$100 million
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics.”

(amounting to approximately C$50 million each) in connection with the Lion Campus project, of which up to 30% is expected to be forgiven subject to certain criteria tied to Lion and to the operations of the facilities.
JR Automation, a Hitachi Group Company, was retained for battery manufacturing automation and equipment selection and, in parallel, Pomerleau Inc., was retained as project manager and general contractor for the construction of the Lion Campus. In addition, the Company is partnering with Ricardo, an engineering firm, for the development of custom modules. The battery manufacturing plant will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual battery production at full capacity of 5 gigawatt hours, enough to electrify approximately 14,000 of Lion's medium and heavy-duty zero-emission trucks and buses. As of March 31, 2022, expenditures incurred by the Company towards the project totaled approximately $22 million. In addition, approximately $64 million is currently engaged towards construction and the purchase of critical equipment over the coming quarters.
During the quarter, the Company continued to advance the development of both our proprietary modules and battery packs and the assembly line for commercial production of batteries, and the prototype module line was installed at JR Automation’s facility in Troy, Michigan. The first pack prototype was produced and is undergoing testing. In parallel, the Company is working on conception tests for the commercial production line, which will first be installed and commissioned at JR Automation's facility, and ultimately transferred to the Mirabel battery plant site. The steel structure for the battery plant building is now completed.
Notable Orders
On February 24, 2022, Lion announced that it received an order from a company in the retail industry for 50 100% electric Lion8T tractor trucks with deliveries beginning in 2023.

On March 31, 2022, Lion announced that it received a purchase order for 30 all-electric LionC school buses from an undisclosed Canadian customer, to be delivered by March 31, 2023. This represents the second order of Lion buses from this same customer.
Credit Agreement Amendment
On January 25, 2022, Lion amended its committed revolving credit facility in order to, inter alia, increase the maximum principal amount available thereunder from $100 million to $200 million. A summary description of the facility is provided in section 16.0 of this MD&A entitled “Liquidity and Capital Resources.”
Launch of Lion Capital Solutions
On February 18, 2022, Lion announced the launch of LionCapital Solutions, a new division dedicated to providing customers with flexible financing solutions specifically tailored to the medium and heavy-duty electric vehicle market. Leveraging Lion’s existing vehicle financing alternatives, LionCapital Solutions will commercialize a programmatic financing offering that can be deployed at scale and is specifically designed for Lion school buses, Lion trucks and related charging infrastructure, including loans, leasing and monetization of carbon credits. LionCapital Solutions will be under the leadership of William Blanchard, who previously held senior positions in financial institutions and has extensive experience in executing complex financing transactions.
Agreement with Cox Automotive Mobility
On February 21, 2022, Lion announced that it entered into an agreement with Cox Automotive Mobility to provide rapid response service to Lion customers throughout the United States. The partnership comes following a successful pilot program between the two companies that began in 2021. The agreement gives Lion customers access to Cox Automotive Mobility’s 25 maintenance service centers, more than 1,000 technicians and nearly 800 mobile service trucks in the field, providing more options for convenient, on demand support. Fleet services provided by Cox Automotive Mobility will help to augment the customer support already provided through Lion’s network of Experience Centers, which serve as local hubs for maintenance, distribution, training and education on electrification.

Partnerships with Leading Upfitters and New Truck Applications
On March 9, 2022, Lion announced several key partnerships with truck upfitters to provide new fully electrified refrigerated, dry freight and aluminum stake body options for its Lion6 zero-emission urban truck. The new partnerships include equipment upfit options from industry leaders Morgan Truck Body, Thermo King, Knapheide and CM Truck Beds.
9.0Recent Developments
Order of 50 LionC school buses from Autobus Campeau
On April 4, 2022, Lion announced that it received a purchase order from Autobus Campeau for 50 all-electric LionC school buses, with deliveries to begin by the first quarter of 2023. This represents the second order of Lion buses from the customer.

Launch of a new lightweight, aerodynamic, 100% electric heavy-duty truck
On April 11, 2022, Lion and Transit Truck Bodies, a company providing products and services throughout North America and developing a range of dry boxes, announced the launch of a new lightweight, aerodynamic, 100% electric heavy-duty truck perfectly suited for last-mile urban delivery, that was developed under an upfitter partnership model. Designed by Transit, this zero-emission vehicle built on a Lion6 chassis features an e-Classik box, which is lighter than the standard model and has been specifically adapted to urban roads. This vehicle was developed as part of the Mobel mobilization project for which the government of Quebec is providing financial assistance.

V2X collaboration with U.S. Department of Energy and industry leaders
On April 15, 2022, Lion signed a Memorandum of Understanding (MOU) with the U.S. Department of Energy (DOE), aimed at accelerating the development and deployment of vehicle-to-everything (V2X) technologies. Lion was the only school bus manufacturer selected by the DOE to sign onto the agreement. Under the MOU, Lion will collaborate with over a dozen industry leaders including utilities, OEMs, government agencies, industry labor organizations and the DOE to collaboratively explore the development and integration of bidirectional electric vehicle (EV) charging infrastructure into the nation's energy grid.
10.0Order Book2
As of May 3, 2022, Lion’s vehicle order book stood at 2,422 all-electric medium- and heavy-duty vehicles, consisting of 286 trucks and 2,136 buses, representing a combined total order value of approximately $600 million based on management's estimates. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 241 charging stations, representing a combined total order value of approximately $3.0 million, as of May 3, 2022 based on management's estimates.

2 See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

11.0     Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and those discussed in section 23.0 entitled “Risk Factors” of the Company's MD&A for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Customer Demand for Electrification

The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today, and its strong engagement with large fleet owners and other potential customers, in order to benefit from the growing customer demand for electric vehicles. In addition, in order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity and expand its network of Experience Centers, which are expected to require significant capital and operating expenses.

Global Supply Chain

Disruptions in the global supply chain are increasingly being exacerbated by labor shortages and other global events such as the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns for manufacturers. Labor shortages which may impact the Company and its suppliers, may manifest themselves in the form of employee turnover, departures, and demands for higher wages which result in the Company having to operate at reduced capacity, therefore resulting in lower production and deliveries, delayed growth plans, and could pose additional challenges related to employee compensation. In addition, the Company may need to continue to incur increasing freight and logistic expenses to expedite delivery of components used in its vehicles and to proactively increase inventory levels, particularly considering ongoing supply chain disruptions which may continue for the foreseeable future. Therefore, the Company may from time-to-time experience shortages of raw materials and components, and labor which, in turn, may result in production slowdowns. The degree and duration of disruptions to future business activities are unknown at this time. Any protracted disruption in the supply chain could impact Lion’s performance.

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with quality and reliability, are the primary drivers of truck and bus purchasing decisions for fleet owners and operators. Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Going forward, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically renders the lower energy and maintenance costs insufficient to account for the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, subsidies are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result, among other things, of reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of subsidies. However, if the cost of electric vehicles does not decrease over time, and subsidies expire, Lion's future sales could be negatively impacted.

Product Development
Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022; the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, battery systems, services, and solutions.

Regulatory Landscape and Government and Economic Incentives

Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global GHG emissions. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently often influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion manages some of these risks through long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, it does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if it is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in US dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's current manufacturing facilities are located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is mainly denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in US dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Current situation with regards to COVID-19

The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments to protect the public, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. In some cases, the relaxation of such measures has been followed by actual or contemplated returns to stringent restrictions on gatherings or commerce, including in parts of Canada and the United States. These measures have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly negatively impacted the global economy since March 2020 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and have had and will continue to have a long-lasting adverse impact on Lion's business and its industry. For example, labor shortages resulting from the pandemic may lead to increased difficulty in hiring and retaining manufacturing employees, as well as increased labor costs for Lion and its suppliers. In addition, increased costs and/or delays in the Company's ramp-up and growth projects such as the industrialization of the Joliet Facility and the construction of the Lion Campus could be exacerbated by the current pandemic conditions. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of this MD&A, management continues to closely monitor the evolving situation.
12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Following the ongoing ramp-up of Lion’s truck manufacturing, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.

Cost of Sales
Lion’s cost of sales includes material costs, transportation costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.
Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Lion expects its cash-based administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business.
Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, share-based compensation, business development, aftermarket sales and advertising, marketing and communications. Lion expects its cash-based selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.
Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares (which were outstanding prior to the Business Combination), and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
Foreign Exchange Loss (Gain)
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are not denominated in Canadian dollars, as a result of changes in foreign currency rates.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.
At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.

Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of Lion (a “Lion Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into 27,111,741 Lion Warrants, 15,972,672 of which were public Lion Warrants and 11,139,069 of which were private Lion Warrants.
The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.
Each public Lion Warrant entitles the holder to purchase one common share of Lion for a price $11.50 per share. The public Lion Warrants (all of which are exercisable and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation), may be redeemed by the Company, in whole at a price of $0.01 per public Lion Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Lion Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
Each private Lion Warrant entitles the holder to purchase one common share of Lion for a price of $11.50 per share. Any of the private warrants (all of which exercisable and will expire five years after the completion of the Business Combination) that is held by Northern Genesis Sponsor LLC or its permitted transferees may not be redeemed by the Company so long as they are held by any such person.

13.0     Results of Operations
Comparison of quarterly results
Lion’s results of operations for the three months ended March 31, 2022 and 2021 are presented below:

	(Unaudited)
	Three months ended
	Mar 31, 2022	Mar 31, 2021	Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$22,647	$6,225	$16,421	264%
Cost of sales	$23,559	$8,032	$15,526	193%
Gross loss	$(912)	$(1,807)	$895	n.a.
Gross loss margin	(4.0)%	(29.0)%	n.a.	25.0%

Operating expenses:
Administrative expenses	$10,977	$6,270	$4,707	n.m.
Selling Expenses	$5,376	$4,384	$992	n.m.
Operating loss	$(17,265)	$(12,460)	$(4,804)	n.m.

Finance costs	$1,178	$3,907	$(2,729)	(70)%
Foreign exchange loss (gain)	$911	$(179)	$1,089	n.m.
Change in fair value of share warrant obligations	$(21,456)	$(75)	$(21,381)	n.m.
Net earnings (loss)	$2,102	$(16,114)	$18,216	n.m.

Foreign currency translation adjustment	$3,249	$(1,302)	$4,552	n.m.

Comprehensive income ( loss)	$5,352	$(17,416)	$22,768	n.m.

Basic loss per share (1)	$0.01	$(0.15)	$0.16	n.m.

Diluted loss per share (1)	$0.01	$(0.15)	$0.16	n.m.

Basic weighted average number of common shares outstanding	190,002,712	110,551,314	79,451,398	n.a.

Diluted weighted average number of common shares outstanding	198,499,426	110,551,314	87,948,112	n.a.

n.a. = not applicable
n.m. = not meaningful

(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenue

For the three months ended March 31, 2022, revenue amounted to $22.6 million, an increase of $16.4 million compared to three months ended March 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 60 units, from 24 units (18 school buses and 6 trucks; 22 vehicles in Canada and 2 vehicles in the U.S.) for the three months ended March 31, 2021, to 84 units (72 school buses and 12 trucks; 80 vehicles in Canada and 4 vehicles in the U.S.) for the three months ended March 31, 2022. Revenues for the three months ended March 31, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels. In addition, the school bus unit mix for the three months ended March 31, 2022, as well as discounted pricing on certain trucks that were sold in the context of new product launches, had a negative impact on average selling prices per unit. Revenues generated from sales of LionEnergy and aftermarket parts during the three months ended March 31, 2022 were also slightly lower than during the three months ended December 31, 2021.

Cost of Sales

For the three months ended March 31, 2022, cost of sales amounted to $23.6 million, representing an increase of $15.5 million, compared to the three months ended March 31, 2021. The increase was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters, and the impact of continuing global supply chain challenges.

Gross Loss

For the three months ended March 31, 2022, gross loss decreased by $0.9 million to negative $0.9 million, compared to negative $1.8 million for the three months ended March 31, 2021. The decrease included the positive gross profit impact of increased sales volumes, mainly offset by the impact of increased fixed manufacturing costs related to the ramp-up of production capacity for future quarters and the impact of continuing global supply chain challenges.

Administrative Expenses

For the three months ended March 31, 2022, administrative expenses (which included $2.8 million of non-cash share-based compensation) increased by $4.7 million from $6.3 million for the three months ended March 31, 2021, to $11.0 million. The increase was mainly due to an increase in expenses reflecting Lion’s status as a public company, and the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities. Administrative expenses for the three months ended March 31, 2022, also includes an expense of $0.9 million relating to the procurement of director and officer ("D&O") insurance on terms reflecting the public-company status of Lion, which is materially higher than the expense incurred in prior periods when the Company was a private company.

Selling Expenses
For the three months ended March 31, 2022, selling expenses (which included $1.0 million of non-cash share-based compensation) increased by $1.0 million, from $4.4 million for the three months ended March 31, 2021, to $5.4 million. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

Finance Costs

For the three months ended March 31, 2022, finance costs decreased by $2.7 million, from $3.9 million for the three months ended March 31, 2021, to $1.2 million. The decrease was driven primarily by lower interest expense on long term debts, the non-recurrence of interest expense on convertible debt instruments and accretion expense on retractable common shares which were repaid on May 6, 2021, partially offset by an increase in interest costs related to lease liabilities.

Foreign Exchange Loss (Gain)
Foreign exchange gains and losses relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the three months ended March 31, 2022, was $0.9 million compared to a gain of $0.2 million for the three months ended March 31, 2021, largely as a result of a strengthening of the Canadian dollar relative to the US dollar during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021.

Change in fair value of share warrant obligations
Change in fair value of share warrant obligations resulted in a gain of $21.5 million for the three months ended March 31, 2022, compared to a gain of $0.1 million for the three months ended March 31, 2021, and was related to the warrants issued to a specified customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. The gain for the three months ended March 31, 2022 results mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)
For the three months ended March 31, 2022, net earnings were $2.1 million, as compared to a net loss of $16.1 million for the three months ended March 31, 2021. The increase in net earnings (loss) for the three months ended March 31, 2022 compared to the three months ended March 31, 2021 was largely due to the gain related to the fair value of share warrant obligations, partially offset by higher administrative and selling expenses.

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated)	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020		Sep 30, 2020		Jun 30, 2020

Revenue	$22,647	$22,870	$11,925	$16,689	$6,225	$13,504		$2,613		$6,077
Net earnings (loss)(1)	$2,102	$28,266	$123,013	$(178,490)	$(16,114)	$(52,982)	(1)	$(37,377)	(1)	$(1,324)
Net earnings (loss) per share
Basic (2)	0.01	0.15	0.65	(1.13)	(0.15)	(0.48)		(0.34)		(0.01)
Diluted (2)	0.01	0.14	0.60	(1.13)	(0.15)	(0.48)		(0.34)		(0.01)
Weighted average number of shares outstanding (in thousands)
Basic	190,003	189,721	189,008	158,200	110,551	110,551		110,551		110,551
Diluted	198,499	198,898	204,710	158,200	110,551	110,551		110,551		110,551
(1) Net loss for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, net loss for the three months ended December 31, 2020 was approximately $51.8 million.
(2) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”
The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended March 31, 2022 and 2021:

	Unaudited
	Three months ended March 31,
	2022	2021
	(in thousands)

Revenue	$22,647	$6,225

Net earnings (loss)	$2,102	$(16,114)
Finance costs	$1,178	$3,907
Depreciation and amortization	$1,983	$984
Share-based compensation(1)	$3,795	$5,205
Change in fair value of share warrant obligations(2)	$(21,456)	$(75)
Foreign exchange loss (gain)(3)	$911	$(179)
Transaction and other non-recurring expenses(4)	$169	$410
Income taxes	–	–
Adjusted EBITDA	$(11,318)	$(5,861)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2022 and 2021.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 8 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2022 and 2021.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)Represents professional fees related to financing transactions and other non-recurring professional fees.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of March 31, 2022, and December 31, 2021 as well as explanations for variations:

(Unaudited) dollar amounts in thousands	Mar 31, 2022	Dec 31, 2021	Variation	Explanation of Variation
	$	$
Cash	155,460	241,702	(86,242)	See section 16.0 of this MD&A entitled "Liquidity & Capital Resources"
Accounts receivable	38,959	37,899	1,060	Variation is not significant
Inventories	144,747	115,979	28,768	Mainly due to higher volumes of raw materials, work in process, and finished goods inventories in line with the Company's ramp-up of manufacturing activities
Current assets	343,605	400,227	(56,623)	Mainly due to lower cash and cash equivalents offset by increases in inventories as explained above
Property, plant and equipment	68,105	32,668	35,437	Mainly due to the Joliet Facility and Lion Campus projects
Right-of-use assets	59,255	60,902	(1,647)	Variation is not significant
Intangible assets	97,534	81,900	15,634
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems

Total assets(1)	583,663	590,604	(6,942)	Mainly due to factors explained above
Trade and other payables	45,778	40,410	5,368	Mainly due to increase in purchases of raw material and property, plant and equipment
Current liabilities	63,709	58,116	5,593	Variation is not significant
Lease liabilities	56,006	57,518	(1,512)	Variation is not significant
Non-current financial liabilities(1)	86,120	106,288	(20,168)	Due to the decrease in the market price of Lion equity as compared to the previous valuations of outstanding share warrant obligations
Non-current liabilities	142,126	163,806	(21,680)	Mainly due to factors explained above
Total liabilities	205,835	221,922	(16,087)	Mainly due to factors explained above
Total shareholders' equity	377,828	368,682	9,146	Due to share-based compensation expense, foreign currency translation adjustment, and net earnings for the three months ended March 31, 2022
(1)    Represents financial liabilities related to long-term debt and share warrant obligations as reflected in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021.

15.0     Cash Flows
Presented below is a summary of Lion’s operating, investing, and financing cash flows for the three months ended March 31, 2022 and 2021:

	(Unaudited)
	Three months ended
	March 31, 2022	March 31, 2021
	(in thousands)

Cash flows used in operating activities	$(34,473)	$(10,064)
Cash flows used in investing activities	$(50,577)	$(7,106)
Cash flows (used in) from financing activities	$(1,521)	$17,189
Effect of exchange rate changes on cash held in foreign currency	$328	$(62)
Net decrease in cash	$(86,242)	$(43)
Cash (bank overdraft), end of period	$155,460	$(134)

Cash Flows Used in Operating Activities

For the three months ended March 31, 2022, cash flows used in operating activities was $34.5 million, and was composed of Lion’s net earnings of $2.1 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations," net changes in non-cash working capital of $20.7 million, and net non-cash items of $15.8 million. Non-cash items of $15.8 million was mainly composed of the $21.5 million gain related to the change in fair value of share warrant obligations, partially offset by $3.8 million for share-based compensation expense and $2.0 million for depreciation and amortization. The increase in non-cash working capital was primarily driven by increases in inventory.
For the three months ended March 31, 2021, cash flows used in operating activities was $10.1 million. The cash flows used was related to Lion’s net loss of $16.1 million driven by the factors discussed above, net changes in non-cash working capital of $2.6 million driven primarily by an increase in inventory which was partially offset by decreases in accounts receivable and trade accounts payable, all of which was partially offset by non-cash items of $8.6 million, including $5.2 million related to share-based compensation, $2.6 million related to accretion expenses, and $1.0 million related to depreciation and amortization.
Cash Flows Used in Investing Activities
Cash flows used in investing activities primarily relates to capitalized development costs for vehicle and battery systems, and capital expenditures for equipment and machinery, leasehold improvements, office furniture and equipment as Lion continues to invest in its business infrastructure and scales its manufacturing operations.
For the three months ended March 31, 2022, cash flows used in investing activities related to capital expenditures of $35.8 million and the acquisition of intangible assets of $14.8 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems. Capital expenditures for the three months ended March 31, 2022 relate primarily to the Company’s growth projects in Joliet and Mirabel, as well as the ramp-up of its current manufacturing operations. Acquisitions of property, plant and equipment of $7.9 million and of intangible assets of $0.8 million were included in trade and other payables as at March 31, 2022.
For the three months ended March 31, 2021, cash flows used in investing activities related to the acquisition of intangible assets of $6.5 million and capital expenditures of $1.1 million, partially offset by government assistance related to the acquisition of intangible assets of $0.5 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems.
Cash Flows (used in) from Financing Activities
Cash flows used in financing activities were $1.5 million for the three months ended March 31, 2022 were primarily due to the repayment of lease liabilities of $1.2 million.
Cash flows from financing activities were $17.2 million for the three months ended March 31, 2021, which was primarily due to a net increase of $17.6 million in long-term debt and other debt, partially offset by the repayment of lease liabilities of $0.4 million.
16.0     Liquidity and Capital Resources
Liquidity and Capital Management
As of March 31, 2022, Lion had a cash balance of $155.5 million. Lion incurred an operating loss of $17.3 million for the three months ended March 31, 2022. Of the $17.3 million operating loss for the three months ended March 31, 2022, $3.8 million relates to non-cash share-based compensation. The Company expects to continue to incur operating losses in the short term, as it continues to execute on its growth strategy.
Lion’s growth strategy, including the Company's capacity expansion projects in Joliet, Illinois and Mirabel, Quebec, and the development, design, manufacturing, sale and servicing of Lion’s vehicles are capital-intensive. Net cash used in operating and investing activities is expected to continue to increase substantially as Lion scales its manufacturing operations to meet anticipated demand, makes progress with the industrialization of the Joliet Facility and the construction of the Lion Campus, purchases additional property and equipment, and continues the development of its product offering.
Lion’s primary sources of liquidity used in the funding of its operations are its cash on hand, sales, its existing credit facilities, and other borrowings and debt capital as described below. Lion used a portion of the funds raised in connection with the equity private placement ("PIPE Financing") which was realized concurrently with the Business Combination on May 6, 2021 to repay indebtedness and pay transaction expenses. In addition, Lion used, and expects to continue to use in the future, a significant portion of the remaining funds as well as those raised with the Business Combination to fund its growth strategy, including the industrialization of its Joliet Facility and the construction of the Lion Campus. Also, Lion may seek to raise additional capital to fund its growth strategy. Lion cannot be certain that additional funds would be available to it on favorable terms when required, or at all. See section 17.0 of this MD&A, entitled “Financial Risk Management—Liquidity Risk.”
Capital Resources

Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. The Revolving

Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. As at March 31, 2022, no amounts were drawn under the Revolving Credit Agreement.
Financing Agreement with Investissement Quebec

On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the Lion Campus. The IQ Loan will bear interest at a fixed rate equivalent to the cost of funds of Investissement Quebec on the date of the first disbursement thereunder, and will be repayable over a 15-year term beginning on such date. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). As at March 31, 2022, no amounts were drawn under the IQ Loan.

Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the Lion Campus. The SIF Loan is repayable over a 15-year term beginning in 2026. The SIF Loan contains certain affirmative and negative covenants, including covenants relating to Company’s workforce, operations and R&D activities and to the location of its head office in Canada. As at March 31, 2022, no amounts were drawn under the SIF Loan.
Finalta Loan Agreement
On May 6, 2021, Lion entered into a loan agreement (the "Finalta Loan Agreement") with Finalta Capital Fund, L.P. ("Finalta") amending and restating in their entirety the two loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. As of March 31, 2022, there was $10,718,460 outstanding under the loans governed by the Finalta Loan Agreement.
The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year, and it is the Company's intention to extend the agreement. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets.
The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets, and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.

Former Debt Instruments Repaid in Connection with the Business Combination on May 6, 2021
Credit Agreement with National Bank of Canada
On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). In connection with the closing of the Business Combination and PIPE financing, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated.
March 2020 Convertible Loan
In March 2020, Lion completed a financing through the issuance of the Convertible Loan to Investissement Quebec in the principal amount of $3,741,675 (C$5,000,000). The Convertible Loan had an initial maturity date of March 3, 2025, and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the Convertible Loan was repaid in full.

September 2020 Convertible Debenture
In September 2020, Lion completed a financing through the issuance of the Convertible Debenture to Investissement Quebec in the principal amount of $15,340,000 (C$20,000,000). The Convertible Debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination and PIPE financing, the Convertible Debenture was repaid in full.
Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Contractual obligations
As disclosed in Note 7 to its annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, Lion enters into contractual obligations that will require it to disburse cash over future periods. In the normal course of business, the Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements. In addition, in connection with its various projects, including the Joliet Facility and Lion Campus, the Company enters into purchase and other commitments related to capital expenditures, as disclosed in section 8.0 of this MD&A, entitled "Operational Highlights."

Disclosure of Outstanding Share Data
As of May 3, 2022, the Company had the following issued and outstanding shares, warrants, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•190,002,712 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,623 Lion Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of May 3, 2022 was exercisable for 5,302,511 common shares;
•stock options to purchase 9,072,149 common shares;
•36,247 RSUs, each representing the right to receive one common share; and
•18,755 DSUs, each representing the right to receive one common share.
17.0     Financial Risk Management
Lion is exposed to various risks in relation to financial instruments. The main types of risks are credit risk, currency risk, interest rate risk, and liquidity risk. While Lion may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Credit Risk
Lion is exposed to credit risk by granting receivables to its customers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.
Currency Risk
While Lion presents its financial statements in US dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the US dollar.
Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources - Capital Reserves."

Liquidity Risk
Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. Lion expects to use a significant portion of its current cash balance and may seek to raise additional capital to fund its growth strategy in the future. Lion’s ability to access additional capital in in the future when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility as well as the industrialization of its Joliet Facility and the construction of the Lion Campus.

18.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Accounting treatment of business combination
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation and share warrant obligations.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The adoption of the amendments as of January 1, 2022 did not have an impact on the Company’s financial statements.

New Accounting Standards Not Yet Applied
New accounting standards not yet applied are described in Note 3 to the Company's annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.
19.0     Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.
20.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2022, the end of the period covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer have concluded that as of March 31, 2022, the end of the period covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management’s Assessment on Internal Control over Financial Reporting
The Company is not obligated to include a report of management’s assessment on its internal control over financial reporting until its annual report for the year ended December 31, 2022.
21.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under Securities and Exchange Commission ("SEC") rules. Even after Lion no longer qualifies as an EGC, as long as Lion continues to qualify as a foreign private issuer under SEC rules, Lion is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion is no longer a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
 Both foreign private issuers and EGCs also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Lion no longer qualifies as an EGC, but remains a foreign private issuer, Lion will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an EGC nor a foreign private issuer.
In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.

Additional Information
Additional information relating to Lion is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.